BENITEC BIOPHARMA INC.

3940 TRUST WAY

HAYWARD, CALIFORNIA 94545

November 12, 2024

VIA EDGAR

Doris Stacey Gama

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Benitec Biopharma Inc.

Registration Statement on Form S-3 (File No. 333-282957)

Dear Ms. Gama:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-282957) so that it may become effective at 4:30 p.m. Eastern Time on November 12, 2024, or as soon thereafter as practicable.

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

cc:	Matt O’Loughlin, Proskauer Rose LLP

Louis Rambo, Proskauer Rose LLP